Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

FOR IMMEDIATE RELEASE
Date: November 4, 2010
From: Jeffrey T. Bowman
Chief Executive Officer
__________________________________________________________________________________________________

Crawford Reports Substantial Improvement in 2010 Third Quarter Results
Raises Guidance for Fiscal 2010

Crawford & Company (www.crawfordandcompany.com) (NYSE: CRDA and CRDB), the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, today announced its financial results for the third quarter ended September 30, 2010.

Consolidated Results
Third quarter 2010 consolidated revenues before reimbursements totaled $254.5 million up 4% over $245.8 million in the 2009 third quarter. Third quarter 2010 net income attributable to Crawford & Company was $13.0 million, compared to a net loss of $39.5 million recorded in the 2009 third quarter. Third quarter 2010 diluted earnings per share was $0.24 compared to the loss per share of ($0.76) reported in the prior-year quarter.

During the 2009 third quarter, the Company recorded a goodwill impairment charge of $46.9 million, or ($0.90) per share. Earnings per share, and the related non-GAAP adjusted diluted earnings per share, including the required reconciliation for the impact of the special item, is set out in the table below:

	Quarter Ended September 30,	Quarter Ended September 30,
	2010	2009
Reported income (loss) per share	$0.24	$(0.76)
Add:
Goodwill impairment charge	—	0.90
Adjusted diluted earnings per share on a non-GAAP basis	$0.24	$0.14

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Revenues, net income attributable to Crawford & Company and earnings per share in the 2010 third quarter were impacted by a number of items, including the positive effects of decreased defined benefit pension expense and the slightly negative impact of foreign currency exchange rate changes. These are reflected in the table below:

In millions, except per share amounts	Revenues before reimbursements	Net Income (Loss) attributable to Crawford & Company	EPS
3rd quarter 2009 results	$245.8	$(39.5)	$(0.76)
(Less)/Add:
Foreign currency impact in 2010	(0.3)	0.1	—
Decrease in pension expense in 2010	—	0.3	0.01
Goodwill impairment charge in 2009	—	46.9	0.90
All other changes	9.0	5.2	0.09
3rd quarter 2010 results	$254.5	$13.0	$0.24

Crawford used $25.1 million of cash in operations during the 2010 year-to-date period, compared to $9.8 million in cash provided by operations during the comparable 2009 period. The $34.9 million growth in cash used in operations was due to increases in unbilled revenues and accounts receivable, and higher contributions to the Company's frozen U.S. defined benefit pension plan. The Company's consolidated cash and cash equivalents position as of September 30, 2010 totaled $42.2 million compared to $55.1 million at September 30, 2009 and $70.4 million at December 31, 2009.

International Operations
Third quarter 2010 revenues before reimbursements for the International Operations segment increased 4.1% to $105.7 million from $101.5 million for the same period in 2009. During the 2010 third quarter compared to the 2009 third quarter, the U.S. dollar strengthened against most major foreign currencies, resulting in a slightly negative exchange rate impact to revenues of $ 0.3 million. Excluding the negative impact of exchange rate changes, International Operations revenues would have been $106.0 million in the 2010 third quarter. International Operations operating expenses for the 2010 third quarter increased by $3.8 million in U.S. dollars, a 4.1% increase, and increased by 4.6% on a constant dollar basis, compared to the 2009 period. Operating earnings increased to $7.8 million in the 2010 third quarter, up 4.7% from last year's third quarter operating earnings of $7.5 million, due primarily to weather-related claim surges in our Canadian and Asia-Pacific operating regions. The related operating margin was 7.4% in both the 2010 and 2009 third quarters.

U.S. Property & Casualty
U.S. Property & Casualty revenues before reimbursements were $48.7 million in the third quarter of 2010, decreasing 7.2% from $52.5 million in the 2009 third quarter, due primarily to a reduction in industry-wide claim volumes year over year. Revenues generated by the Company's catastrophe adjuster group were $4.1 million in the 2010 third quarter, declining from $6.3 million in the 2009 period. Operating earnings in the 2010 third quarter in the segment declined to $3.6 million, or an operating margin of 7.4%, compared to operating earnings of $4.8 million, or 9.1% of revenues in the 2009 third quarter.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Broadspire
Revenues before reimbursements from the Broadspire segment were $61.7 million in the 2010 third quarter, down 12.4% from $70.4 million in the 2009 quarter. Broadspire had an operating loss of $0.7 million in the 2010 third quarter, or a negative operating margin of (1.1)% of revenues, compared to an operating loss of $1.2 million, or (1.7)% of revenues, in the prior year period. This decline was primarily due to lower workers' compensation claim referrals as a result of lower U.S. employment levels and the impact of a previously-announced 2009 nonrenewal of a major contract within the segment.

Legal Settlement Administration
Legal Settlement Administration revenues before reimbursements were $38.4 million in the 2010 third quarter, compared to $21.3 million in the 2009 quarter. Operating earnings totaled $11.0 million in the 2010 third quarter, or an operating margin of 28.5% of revenues, compared to $4.1 million, or 19.2% of revenues, in the prior-year period. The segment's awarded project backlog totaled a record of approximately $75.0 million at September 30, 2010 as compared to $55.4 million at September 30, 2009.

Management's Comments
Mr. Jeffrey T. Bowman, chief executive officer of Crawford & Company, stated, “The strength of our quarterly results reflects both strong performance in our Legal Settlement Administration segment, and benefits from our ongoing efforts in cost control, which have reduced our selling, general and administrative expense by 6% year-to-date. We expect these trends to continue at least through the remainder of 2010.

“In our Legal Settlement Administration segment, revenues increased sharply, leveraging fixed costs and driving operating earnings up substantially. At the heart of these revenue increases was volume from our engagement in the independent Gulf Coast Claims Facility (GCCF) special project as well as strong bankruptcy administration and securities class action caseload. We continue to have a substantial backlog of awarded projects in this segment and expect the special project activity to continue into the fourth quarter and possibly into early next year.

Mr. Bowman concluded, “Strong volumes are expected to continue over the near term in our Legal Settlement Administration segment. We continue to face challenges in our North American property & casualty business due to benign weather conditions. In our Broadspire segment, the general economic conditions continue to be affected by employment levels in the United States. Overall, our business continues to improve in delivering services globally to major clients, supported by new technology and service innovation which is being recognized by our clients.”

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

2010 Guidance
Crawford & Company revises and increases aspects of its previously issued guidance for 2010 as follows:

•	Consolidated revenues before reimbursements between $980 million and $990 million.

•	Consolidated operating earnings between $63.0 million and $66.0 million.

•	Consolidated cash provided by operating activities between $25.0 and $30.0 million.

•
After reflecting stock-based compensation expense, net corporate interest expense, customer-relationship intangible asset amortization expense, goodwill impairment and special charges, and income taxes, net income attributable to Crawford & Company on a GAAP basis between $23.0 million and $25.0 million, or $0.43 to $0.47 diluted earnings per share.

•
Before reflecting the goodwill impairment charge of $0.13 per share, net income attributable to Crawford & Company on a non-GAAP basis between $30.0 million and $32.0 million, or $0.56 to $0.60 diluted earnings per share.

Crawford & Company's management will host a conference call with investors on Thursday, November 4, 2010 at 3:00 p.m. EDT to discuss earnings and other developments. The call will be recorded and available for replay through November 11, 2010. You may dial 1-800-642-1687 (706-645-9291 international) to listen to the replay. The access code is 20079739. Alternatively, please visit our web site at www.crawfordandcompany.com for a live audio web cast and related financial presentation.

Further information regarding the Company's financial position, operating results, and cash flows for the quarter and year-to-date period ended September 30, 2010 is shown on the attached unaudited condensed consolidated financial statements.

In the normal course of business, our operating segments incur certain out-of-pocket expenses that are thereafter reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as revenues and expenses, respectively, in our consolidated results of operations. In the foregoing discussion and analysis of segment results of operations, we do not include a gross up of segment revenues and expenses for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income (loss) or operating earnings (loss). A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying unaudited condensed consolidated statements of operations.

Operating earnings is the primary financial performance measure used by our senior management and chief operating decision maker (“CODM”) to evaluate the financial performance of our operating segments and make resource allocation decisions. Unlike net income, our operating earnings measure is not a standard performance measure found in GAAP. However, since it is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board's (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting,” it is not considered a non-GAAP financial measure requiring reconciliation pursuant to Securities and Exchange Commission (“SEC”) guidance contained in Regulation G and Item 10(e) of Regulation S-K. We believe this measure is useful to others in that it allows them to evaluate segment operating performance using the same criteria our management and CODM use. Operating earnings represent segment earnings excluding income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs. Net income or loss attributable to noncontrolling interests has also been removed from operating earnings.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income or loss, but they are not considered part of our segment operating earnings because they are managed on a corporate-wide basis. Income tax expense is based on statutory rates in effect in each of the jurisdictions where we provide services, and vary throughout the world. Net corporate interest expense results from capital structure decisions made by management and affecting the Company as a whole. Amortization expense relates to non-cash amortization expense of customer-relationship intangible assets resulting from business combinations. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment's operating activities on a consistent basis.

Certain other gains and expenses may arise from events (expenses related to restructurings, losses on subleases, and goodwill impairment charges) that are not allocated to any particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.

Following is a reconciliation of segment operating earnings (loss) to net income (loss) attributable to Crawford & Company on a GAAP basis and the related margins as a percentage of revenues before reimbursements for all periods presented (in thousands, except percentages):

	Quarter ended				Year-to-date period ended
	September 30, 2010	% Margin	September 30, 2009	% Margin	September 30, 2010	% Margin	September 30, 2009	% Margin
Operating Earnings (Loss):
U.S. property & casualty	$3,597	7.4%	$4,768	9.1%	$11,964	8.3%	$17,130	10.5%
International operations	7,811	7.4%	7,462	7.4%	21,684	6.9%	23,339	8.1%
Broadspire	(659)	(1.1)%	(1,171)	(1.7)%	(4,764)	(2.6)%	(3,731)	(1.7)%
Legal settlement administration	10,968	28.5%	4,097	19.2%	19,817	23.8%	9,911	15.8%
Unallocated corporate and shared costs	(826)	(0.3)%	(878)	(0.4)%	(2,351)	(0.3)%	(8,148)	(1.1)%
Deduct:
Restructuring and other costs	—	—%	—	—%	(4,650)	(0.6)%	(1,815)	(0.2)%
Goodwill impairment	—	—%	(46,945)	(19.1)%	(7,303)	(1.0)%	(140,945)	(19.3)%
Stock option expense	(195)	(0.1)%	(266)	(0.1)%	(586)	(0.1)%	(696)	(0.1)%
Amortization expense	(1,497)	(0.6)%	(1,500)	(0.6)%	(4,496)	(0.6)%	(4,494)	(0.6)%
Net corporate interest expense	(3,923)	(1.5)%	(3,126)	(1.3)%	(11,732)	(1.6)%	(10,251)	(1.4)%
Income taxes	(2,180)	(0.9)%	(1,841)	(0.7)%	(3,938)	(0.5)%	(4,576)	(0.6)%
Net income attributable to non-controlling interests	(106)	(0.0)%	(110)	(0.0)%	(128)	(0.0)%	(276)	(0.0)%
Net income (loss) attributable to Crawford & Company	$12,990	5.1%	$(39,510)	(16.1)%	$13,517	1.9%	$(124,552)	(17.0)%

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with a global network of more than 700 locations in 63 countries. The Crawford System of Claims SolutionsSM offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management; workers' compensation claims and medical management, and legal settlement administration. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.

This press release contains forward-looking statements, including statements about the financial condition, results of operations and earnings outlook of Crawford & Company. Statements, both qualitative and quantitative, that are not historical facts may be “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from historical experience or Crawford & Company's present expectations. Accordingly, no one should place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Crawford & Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise or not arise after the date the forward-looking statements are made. For further information regarding Crawford & Company, including factors that could cause our actual financial condition, results or earnings to differ from those described in any forward-looking statements, please read Crawford & Company's reports filed with the SEC and available at www.sec.gov or in the Investor Relations section of Crawford & Company's website at www.crawfordandcompany.com.

FOR FURTHER INFORMATION REGARDING THIS PRESS RELEASE, PLEASE CALL BRUCE SWAIN AT (404) 300-1051.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Earnings Per Share Amounts and Percentages)

Three Months Ended September 30	2010	2009	% Change

Revenues:

Revenues Before Reimbursements	$254,523	$245,752	4%
Reimbursements	23,587	23,105	2%
Total Revenues	278,110	268,857	3%

Costs and Expenses:

Costs of Services Before Reimbursements	185,172	179,405	3%
Reimbursements	23,587	23,105	2%
Total Costs of Services	208,759	202,510	3%

Selling, General, and Administrative	50,152	53,835	(7)%
Corporate Interest Expense, Net	3,923	3,126	25%
Goodwill Impairment Charge	—	46,945	nm

Total Costs and Expenses	262,834	306,416	(14)%

Income (Loss) before Income Taxes	15,276	(37,559)	(141)%
Provision for Income Taxes	2,180	1,841	18%

Net Income (Loss)	13,096	(39,400)	(133)%

Less: Net Income Attributable to Noncontrolling Interests	106	110	(4)%

Net Income (Loss) Attributable to Crawford & Company	$12,990	$(39,510)	(133)%

Earnings (Loss) Per Share - Basic	$0.25	$(0.76)	(133)%
Earnings (Loss) Per Share - Diluted	$0.24	$(0.76)	(132)%

Weighted-average Shares Used in Calculating
Basic Earnings (Loss) Per Share	52,789	52,011
Diluted Earnings (Loss) Per Share	53,306	52,011
nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Earnings Per Share Amounts and Percentages)

Nine Months Ended September 30	2010	2009	% Change

Revenues:

Revenues Before Reimbursements	$728,940	$731,499	(0)%
Reimbursements	57,209	59,284	(4)%
Total Revenues	786,149	790,783	(1)%

Costs and Expenses:

Costs of Services Before Reimbursements	538,142	538,451	(0)%
Reimbursements	57,209	59,284	(4)%
Total Costs of Services	595,351	597,735	(0)%

Selling, General, and Administrative	149,530	159,737	(6)%
Corporate Interest Expense, Net	11,732	10,251	14%
Restructuring and Other Costs	4,650	1,815	156%
Goodwill Impairment Charge	7,303	140,945	(95)%

Total Costs and Expenses	768,566	910,483	(16)%

Income (Loss) before Income Taxes	17,583	(119,700)	(115)%
Provision for Income Taxes	3,938	4,576	(14)%

Net Income (Loss)	13,645	(124,276)	(111)%

Less: Net Income Attributable to Noncontrolling Interests	128	276	(54)%

Net Income (Loss) Attributable to Crawford & Company	$13,517	$(124,552)	(111)%

Earnings (Loss) Per Share - Basic	$0.26	$(2.41)	(111)%
Earnings (Loss) Per Share - Diluted	$0.25	$(2.41)	(110)%

Weighted-average Shares Used in Calculating
Basic Earnings (Loss) Per Share	52,600	51,755
Diluted Earnings (Loss) Per Share	53,081	51,755

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
SUMMARY RESULTS BY OPERATING SEGMENT
Three Months Ended September 30
Unaudited
(In Thousands, Except Percentages)

	U.S. Property & Casualty		%	International		%	Broadspire		%	Legal Settlement Administration		%
	2010	2009	Change	2010	2009	Change	2010	2009	Change	2010	2009	Change

Revenues Before Reimbursements	$48,709	$52,461	(7.2)%	$105,689	$101,517	4.1%	$61,683	$70,430	(12.4)%	$38,442	$21,344	80.1%

Compensation & Benefits	30,140	32,127	(6.2)%	68,382	68,388	(0.0)%	35,391	39,293	(9.9)%	13,631	9,426	44.6%
% of Revenues Before Reimbursements	61.9%	61.2%		64.7%	67.4%		57.4%	55.8%		35.5%	44.2%

Expenses Other than Reimbursements,
Compensation & Benefits	14,972	15,566	(3.8)%	29,496	25,667	14.9%	26,951	32,308	(16.6)%	13,843	7,821	77.0%
% of Revenues Before Reimbursements	30.7%	29.7%		27.9%	25.2%		43.7%	45.9%		36.0%	36.6%

Total Operating Expenses	45,112	47,693	(5.4)%	97,878	94,055	4.1%	62,342	71,601	(12.9)%	27,474	17,247	59.3%

Operating Earnings (Loss) (1)	$3,597	$4,768	(24.6)%	$7,811	$7,462	4.7%	$(659)	$(1,171)	(43.7)%	$10,968	$4,097	167.7%
% of Revenues Before Reimbursements	7.4%	9.1%		7.4%	7.4%		(1.1)%	(1.7)%		28.5%	19.2%

Nine Months Ended September 30
Unaudited
(In Thousands, Except Percentages)

	U.S. Property & Casualty		%	International		%	Broadspire		%	Legal Settlement Administration		%
	2010	2009	Change	2010	2009	Change	2010	2009	Change	2010	2009	Change

Revenues Before Reimbursements	$144,857	$162,544	(10.9)%	$315,891	$288,032	9.7%	$184,826	$218,087	(15.3)%	$83,366	$62,836	32.7%

Compensation & Benefits	88,287	97,377	(9.3)%	213,628	198,220	7.8%	107,966	123,064	(12.3)%	34,447	27,262	26.4%
% of Revenues Before Reimbursements	60.9%	59.9%		67.6%	68.8%		58.4%	56.4%		41.3%	43.4%

Expenses Other than Reimbursements,
Compensation & Benefits	44,606	48,037	(7.1)%	80,579	66,473	21.2%	81,624	98,754	(17.3)%	29,102	25,663	13.4%
% of Revenues Before Reimbursements	30.8%	29.6%		25.5%	23.1%		44.2%	45.3%		34.9%	40.8%

Total Operating Expenses	132,893	145,414	(8.6)%	294,207	264,693	11.2%	189,590	221,818	(14.5)%	63,549	52,925	20.1%

Operating Earnings (Loss) (1)	$11,964	$17,130	(30.2)%	$21,684	$23,339	(7.1)%	$(4,764)	$(3,731)	27.7%	$19,817	$9,911	99.9%
% of Revenues Before Reimbursements	8.3%	10.5%		6.9%	8.1%		(2.6)%	(1.7)%		23.8%	15.8%
(1) A non-GAAP financial measurement which represents net income attributable to Crawford & Company excluding income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses and certain unallocated overhead corporate and shared costs. See page 5 for a reconciliation of Operating Earnings to Net Income (Loss) computed in accordance with GAAP.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2010 and December 31, 2009
(In Thousands, Except Par Values)

	Unaudited	*
	September 30	December 31
	2010	2009
ASSETS

Current Assets:
Cash and Cash Equivalents	$42,193	$70,354
Accounts Receivable, Net	169,428	139,215
Unbilled Revenues, at Estimated Billable Amounts	116,683	93,796
Prepaid Expenses and Other Current Assets	27,643	22,350

Total Current Assets	355,947	325,715

Property and Equipment	146,365	144,254
Less Accumulated Depreciation	(105,497)	(102,108)
Net Property and Equipment	40,868	42,146

Other Assets:
Goodwill	122,590	123,169
Intangible Assets Arising from Business Acquisitions, Net	99,433	104,409
Capitalized Software Costs, Net	53,887	50,463
Deferred Income Tax Assets	67,314	69,504
Other Noncurrent Assets	25,798	27,499
Total Other Assets	369,022	375,044

Total Assets	$765,837	$742,905

LIABILITIES AND SHAREHOLDERS’ INVESTMENT

Current Liabilities:
Short-Term Borrowings	31,149	32
Accounts Payable	41,293	35,449
Accrued Compensation and Related Costs	73,336	70,871
Self-Insured Risks	16,371	18,475
Other Accrued Liabilities	48,764	47,318
Deferred Revenues	51,227	53,664
Mandatory Company Contributions due to Pension Plan	21,100	25,000
Current Installments of Long-Term Debt and Capital Leases	2,338	8,189

Total Current Liabilities	285,578	258,998

Noncurrent Liabilities:
Long-Term Debt and Capital Leases, Less Current Installments	171,638	173,061
Deferred Revenues	31,190	33,524
Self-Insured Risks	15,398	14,824
Accrued Pension Liabilities, Less Current Mandatory Contributions	167,908	187,507
Other Noncurrent Liabilities	14,932	13,705
Total Noncurrent Liabilities	401,066	422,621

Shareholders’ Investment:
Class A Common Stock, $1.00 par value	28,000	27,355
Class B Common Stock, $1.00 Par Value	24,697	24,697
Additional Paid-In Capital	31,658	29,570
Retained Earnings	153,980	140,463
Accumulated Other Comprehensive Loss	(163,927)	(165,403)
Total Crawford & Company Shareholders’ Investment	74,408	56,682

Noncontrolling Interests	4,785	4,604

Total Shareholders’ Investment	79,193	61,286

Total Liabilities and Shareholders' Investment	$765,837	$742,905
* derived from the audited Consolidated Balance Sheet

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2010 and September 30, 2009
Unaudited
(In Thousands)

	2010	2009
Cash Flows From Operating Activities:
Net Income (Loss)	$13,645	$(124,276)
Reconciliation of Net Income (Loss) to Net Cash (Used In) Provided By Operating Activities:
Depreciation and Amortization	22,780	23,102
Goodwill Impairment Charge	7,303	140,945
Stock-Based Compensation	2,959	3,118
Loss on Disposals of Property and Equipment, Net	161	54
Changes in Operating Assets and Liabilities, Net of Effects of Acquisitions and Dispositions:
Accounts Receivable, Net	(30,513)	2,626
Unbilled Revenues, Net	(24,647)	2,105
Accrued or Prepaid Income Taxes	(1,589)	(4,139)
Accounts Payable and Accrued Liabilities	11,821	(15,686)
Deferred Revenues	(4,459)	(7,791)
Accrued Retirement Costs	(17,557)	(5,728)
Prepaid Expenses and Other Operating Activities	(5,014)	(4,539)
Net Cash (Used In) Provided By Operating Activities	(25,110)	9,791

Cash Flows From Investing Activities:
Acquisitions of Property and Equipment	(8,003)	(6,418)
Proceeds from Sales of Property and Equipment	40	72
Capitalization of Computer Software Costs	(10,671)	(10,775)
Additional Purchase Price Consideration for Acquisition of BMSI	(7,303)
Other Investing Activities	—	(1,089)
Net Cash Used In Investing Activities	(25,937)	(18,210)

Cash Flows From Financing Activities:
Shares Used to Settle Withholding Taxes Under Stock-based Compensation Plans	(703)	(1,903)
Increase (Decrease) in Short-Term Borrowings, Net	32,221	(6,964)
Payments on Long-Term Debt and Capital Lease Obligations	(7,516)	(1,837)
Capitalized Loan Costs	—	(944)
Other Financing Activities	312	179
Net Cash Provided By (Used In) Financing Activities	24,314	(11,469)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,428)	1,853

Decrease in Cash and Cash Equivalents	(28,161)	(18,035)
Cash and Cash Equivalents at Beginning of Year	70,354	73,124
Cash and Cash Equivalents at End of Period	$42,193	$55,089